SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

WILSON GREATBATCH TECHNOLOGIES, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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April 14, 2003

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Wilson Greatbatch Technologies, Inc. which will be held on Friday, May 9, 2003, at 10:00 a.m. at Samuel's Grande Manor, 8750 Main Street, Williamsville, New York 14221. A map containing directions to Samuel's Grande Manor is included on the enclosed proxy card for your convenience.

Details of the business to be conducted at the Annual Meeting are given in the enclosed Notice of Annual Meeting and Proxy Statement. Included with the Proxy Statement is a copy of the company's 2002 Annual Report. We encourage you to read the Annual Report. It includes information on the company's operations, markets and products, as well as the company's audited financial statements.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted. To make it easier for you to vote, we are offering Internet and telephone voting. The instructions included on your proxy card describe how to vote using these services. Of course, if you prefer, you can vote by mail by completing and signing your proxy card, and returning it in the enclosed postage-paid envelope provided.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Edward F. Voboril

EDWARD F. VOBORIL
Chairman of the Board, President
and Chief Executive Officer

WILSON GREATBATCH TECHNOLOGIES, INC.
9645 WEHRLE DRIVE
CLARENCE, NEW YORK 14031

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 9, 2003

To the Stockholders of Wilson Greatbatch Technologies, Inc.:

The Annual Meeting of the Stockholders of Wilson Greatbatch Technologies, Inc. will be held at Samuel's Grande Manor, 8750 Main Street, Williamsville, New York 14221, on May 9, 2003 at 10:00 a.m. for the following purposes:

1. To elect seven directors.

2. To approve the company's 2002 restricted stock plan.

3. To consider and act upon other matters that may properly come before the annual meeting.

The Board of Directors has fixed the close of business on April 3, 2003 as the record date for determining the stockholders having the right to notice of and to vote at the annual meeting.

By Order of the Board of Directors,

Larry T. DeAngelo
Senior Vice President, Administration
and Secretary

Clarence, New York
April 14, 2003

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING, PLEASE VOTE YOUR SHARES BY TELEPHONE OR INTERNET AS DESCRIBED ON YOUR PROXY CARD OR BY COMPLETING AND SIGNING YOUR PROXY CARD AND PROMPTLY RETURNING IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE. STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY DESIRE.

WILSON GREATBATCH TECHNOLOGIES, INC.
9645 WEHRLE DRIVE
CLARENCE, NEW YORK 14031

PROXY STATEMENT

This proxy statement and the accompanying form of proxy are being mailed on or about April 14, 2003 in connection with the solicitation by the Board of Directors of Wilson Greatbatch Technologies, Inc. of proxies to be voted at the Annual Meeting of Stockholders to be held at 10:00 a.m. on May 9, 2003, at Samuel's Grande Manor, 8750 Main Street, Williamsville, New York 14221, and any adjournments thereof.

The company will bear the expense of preparing, printing and mailing this proxy statement and the proxies solicited hereby. Proxies are being solicited principally by mail, by telephone and through the Internet. The company has retained Mellon Investor Services LLC to act as a proxy solicitor for a fee of $10,500, plus reimbursement for all reasonable out-of-pocket expenses.

You may change your vote and revoke your proxy at any time prior to exercise by filing an instrument with the Secretary of the company revoking it, by submitting a duly executed proxy bearing a later date or by request in person at the Annual Meeting. If your proxy is not revoked, the shares represented by your proxy will be voted according to your directions. If your proxy card is signed and returned without specifying voting directions, the shares represented by that proxy will be voted according to the recommendation of the Board of Directors on each proposal.

On April 3, 2003, the record date fixed by the Board of Directors for the Annual Meeting, the company had outstanding 20,874,944 shares of common stock. Each outstanding share of common stock is entitled to one vote on all matters to be voted on by the stockholders at the Annual Meeting.

The presence, in person or by proxy, of a majority of the shares outstanding on the record date will constitute a quorum at the Annual Meeting. Abstentions, directions to withhold authority and broker non-votes (which occur when brokers or nominees notify the company they have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which brokers or nominees do not have discretionary power to vote) will be treated as present for purposes of determining a quorum.

Directors are elected by a plurality and the seven nominees who receive the most votes will be elected. Abstentions, directions to withhold authority and broker non-votes will have no effect on the election of directors. The approval of the company's 2002 restricted stock plan must receive a majority of the votes cast on the matter. Abstentions and broker non-votes will have no effect on the outcome.

An individual who has a beneficial interest in shares allocated to an account under the Wilson Greatbatch, Ltd. Equity Plus Plan — Money Purchase Plan or the Wilson Greatbatch, Ltd. Equity Plus Plan — Stock Bonus Plan is being sent a proxy statement and a proxy card to vote the common stock allocated to that account. An individual with a beneficial interest in these plans may give directions to the trustees of the plans as to how the allocated shares should be voted by returning the proxy card or using the telephone or Internet voting methods.

SECURITY OWNERSHIP

The following table sets forth information, as of April 3, 2003, regarding the beneficial ownership of the outstanding shares of the company's common stock by (i) each person known to the company to be the beneficial owner of more than 5% of the company's outstanding common stock, (ii) each director of the company, (iii) each executive officer named in the "Summary Compensation Table" in this proxy statement and (iv) all directors and such named executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Class
Capital Group International, Inc. and Capital Guardian Trust Company (2)........ 11100 Santa Monica Blvd Los Angeles, CA 90025	2,401,840	11.5
Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. (3) ..... One Franklin Parkway San Mateo, CA 94403	1,244,181	6.0
Edward F. Voboril (4)...	337,591	1.6
Pamela G. Bailey (5)	1,667	*
Robert E. Rich, Jr. (6)	21,779	*
Bill R. Sanford (7)	31,667	*
Peter H. Soderberg (8)	1,667	*
William B. Summers, Jr. (9)	2,009	*
Henry Wendt (10)	283,053	1.4
Lawrence P. Reinhold (11)..	18,440	*
Larry T. DeAngelo (12)	127,904	*
Curtis F. Holmes, Ph.D. (13)	144,756	*
V.W. Brinkerhoff III (14)..	8,088	*
All directors and Named Executive Officers as a group (11 persons) (4)(5)(6)(7)(8)(9)10)(11)(12)(13)(14)	978,621	4.6

* Less than one percent

(1) Unless otherwise indicated, the address for all persons listed above is c/o Wilson Greatbatch Technologies, Inc., 9645 Wehrle Drive, Clarence, New York 14031.

(2) Capital Group International, Inc., or Capital Group, and Capital Guardian Trust Company, or Capital Trust, filed a Schedule 13G dated February 10, 2003. The beneficial ownership information presented and the remainder of the information contained in this footnote is based solely on the Schedule 13G. Capital Group is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in the Schedule 13G. The investment management companies include Capital Trust, a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934, or the Exchange Act, and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, which provide investment advisory and management services for their respective clients including registered investment companies and institutional accounts. Capital Group does not have investment power or voting power over any of the securities reported in the Schedule 13G but may be deemed to beneficially own 2,401,840 shares of the company's common stock by virtue of Rule 13d-3 under the Exchange Act. Capital Trust is deemed to be the beneficial owner of 2,348,540 shares of the company's common stock as a result of its serving as the investment manager of various institutional accounts.

(3) Franklin Resources, Inc., or FRI, Charles B. Johnson and Rupert H. Johnson, Jr. filed a Schedule 13G dated February 12, 2003. The beneficial ownership information presented and the remainder of the information contained in this footnote is based solely on the Schedule 13G. The shares reported are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by

direct and indirect investment advisory subsidiaries. The adviser subsidiaries are granted all investment and/or voting power over the shares owned by such advisory clients. Therefore, the adviser subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Exchange Act, the beneficial owner of these shares. Charles B. Johnson and Rupert H. Johnson are the principal shareholders of FRI and each own in excess of 10% of its outstanding common stock. FRI and these principal shareholders may be deemed to be, for purposes of Rule 13d-3 under the Exchange Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. FRI, these principal shareholders and each of the adviser subsidiaries disclaim any economic interest or beneficial ownership in any of the shares covered by the Schedule 13G. FRI, these principal shareholders and each of the adviser subsidiaries are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Exchange Act and that they are not otherwise required to attribute to each other the beneficial ownership of shares held by any of them or by any persons or entities advised by FRI subsidiaries.

(4) Includes 184,088 shares Mr. Voboril has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003. Also includes 25,000 shares awarded to Mr. Voboril under the company's 2002 restricted stock plan that have not vested. Mr. Voboril has sole voting rights but no dispositive rights with respect to these restricted shares until they have vested.

(5) Represents shares Mrs. Bailey has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003.

(6) Includes 1,667 shares Mr. Rich has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003.

(7) Includes 1,667 shares Mr. Sanford has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003.

(8) Represents shares Mr. Soderberg has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003.

(9) Includes 1,667 shares Mr. Summers has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003.

(10) Includes 281,044 shares received by Mr. Wendt as a pro-rata distribution by a trust of which Mr. Wendt is a trustee and he and his spouse and children are the beneficiaries. Also includes 1,667 shares Mr. Wendt has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003.

(11) Includes 17,440 shares Mr. Reinhold has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003. Also includes 1,000 shares awarded to Mr. Reinhold under the 2002 restricted stock plan that have not vested. Mr. Reinhold has sole voting rights but no dispositive rights with respect to these restricted shares until they have vested.

(12) Includes 62,911 shares Mr. DeAngelo has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003. Also includes 4,500 shares awarded to Mr. DeAngelo under the 2002 restricted stock plan that have not vested. Mr. DeAngelo has sole voting rights but no dispositive rights with respect to these restricted shares until they have vested.

(13) Includes 13,334 shares held by Dr. Holmes' spouse as trustee of a trust for the benefit of Dr. Holmes' family members and 68,476 shares he has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003. Also includes 4,500 shares awarded to Dr. Holmes under the 2002 restricted stock plan that have not vested. Dr. Holmes has sole voting rights but no dispositive rights with respect to these restricted shares until they have vested.

(14) Includes 1,000 shares awarded to Mr. Brinkerhoff under the 2002 restricted stock plan that have not vested. Mr. Brinkerhoff has sole voting rights but no dispositive rights with respect to these restricted shares until they have vested. Also includes 5,088 shares Mr. Brinkerhoff has the right to acquire pursuant to options exercisable currently or within 60 days after April 3, 2003.

PROPOSAL 1

ELECTION OF DIRECTORS

The company's directors are elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. When your proxy is submitted, the shares it represents will be voted in accordance with the direction indicated, or, if no direction is indicated, the shares will be voted in favor of the election of the nominees identified below. The company expects each nominee to be able to serve, if elected, but if any nominee notifies the company before the annual meeting that he or she is unable to do so, then the proxies will be voted for such other person as the board shall designate.

Information regarding the nominees standing for election as directors is set forth below:

Name	Age	Position and Office with the Company	Director Since
Edward F. Voboril	60	Chairman of the Board, President and Chief Executive Officer	1997
Pamela G. Bailey	54	Director	2002
Robert E. Rich, Jr.	62	Director	1997
Bill R. Sanford	59	Director	2000
Peter H. Soderberg	56	Director	2002
William B. Summers, Jr.	52	Director	2001
Henry Wendt	69	Director	1997

Edward F. Voboril has served as President and Chief Executive Officer of the company and its predecessor since December 1990. Mr. Voboril became Chairman of the Board of Directors in July 1997. Mr. Voboril's career spans over 30 years in the medical device industry. Prior to joining the company's predecessor in 1990, Mr. Voboril was Vice President and General Manager of the Biomedical Division of PPG Industries. He was previously Vice President and General Manager of the Medical Electronics Division of Honeywell, which was acquired by PPG in 1986. Mr. Voboril currently serves on the Board of Directors of Analogic Corporation, an electronics company. Mr. Voboril served as President of the Health Care Industries Association of Western New York from July 1995 to July 1998 and currently serves as a member of the Board of Directors of the Advanced Medical Technology Association.

Pamela G. Bailey has served as a director since July 2002. Mrs. Bailey currently serves as President and CEO of AdvaMed, a Washington, DC based world-wide medical technology trade association. Prior to joining AdvaMed, Mrs. Bailey served as President of Healthcare Leadership Council from 1988 to 1999. Mrs. Bailey serves on the Board of Directors of Albertson's Inc., one of the world's largest food and drug retailers, and on the audit committee and the compensation committee of this board.

Robert E. Rich, Jr. has served as a director since July 1997. Mr. Rich has served as President of Rich Products Corporation, a frozen foods manufacturer, since 1978. Mr. Rich is a member of the Board of Directors of Rich Products Corporation, Grocery Manufacturers of America, Inc., The Travel Team, Inc., University at Buffalo Foundation and 100 Club of Buffalo, Inc.

Bill R. Sanford has served as a director since October 2000. Mr. Sanford is the founder and Chairman of SYMARK LLC, a technology commercialization and business development company. He is executive founder, and from April 1987 to August 2000, was Chairman of the Board and Chief Executive Officer of STERIS Corporation, a global provider of infection prevention and therapy support systems, products, services and technologies. Mr. Sanford is a director and member of the executive and audit committees of KeyCorp. He is also a director of several early stage private technology companies.

Peter H. Soderberg has served as a director since March 2002. Mr. Soderberg has been President and Chief Executive Officer of Welch Allyn, Inc. since January 2000. Before that, he was Chief Operating Officer of Welch Allyn's medical products business. Prior to joining Welch Allyn in 1994, Mr. Soderberg had a long career at Johnson & Johnson. During his last five years with Johnson & Johnson, he served as President of its health management unit. Mr. Soderberg serves on the board of AdvaMed and on the foundation board of the Health Industries Distributors Association. He also serves on the board of Hillenbrand Industries, a New York Stock Exchange traded company, and on the board's audit, compensation and nominating committees.

William B. Summers, Jr. has served as a director since July 2001. Mr. Summers has served as Chairman of McDonald Investments, Inc., a KeyCorp company, since 1995. In 1998, Mr. Summers became an Executive Vice President of KeyCorp, Chairman of Key Capital Partners and a member of the KeyCorp Management Committee, positions he held until 2000. He is a director of the New York Stock Exchange, Actron Manufacturing Company, Molded Fiber Glass Companies and Penton Media, Inc. Mr. Summers is a member of the audit committee and chairs the investment committee of Penton Media, Inc.

Henry Wendt has served as a director since July 1997. From January 1997 until January 2001, Mr. Wendt served as Chairman of Global Health Care Partners, a unit of DLJ Merchant Banking specializing in private equity investment in healthcare businesses worldwide. Mr. Wendt retired as Chairman of SmithKline Beecham p.l.c. in 1994 after completing a career of nearly 40 years in the pharmaceutical, healthcare products and services industries. Mr. Wendt is Chairman of the Board of Computerized Medical Systems, Inc. and serves on the Board of Directors of Focus Technologies, Inc., Prometheus Laboratories, Inc., Cambridge Laboratories, PLC, Arrail Dental Ltd. (G&A Ltd.). He is a Trustee Emeritus of the American Enterprise Institute and Chairman of the Community Foundation of Sonoma County, California.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR.

Meetings and Committees of the Board

The Board of Directors held four meetings in 2002. Each director attended at least 75% of the meetings of the board and meetings of the committees of the board on which each director served, except for Mrs. Bailey who attended only two meetings of the board due to the fact that she was not elected to the board until July 2002. The Board of Directors has standing Audit, Compensation and Organization and Corporate Governance and Nominating Committees.

The Audit Committee consists of Messrs. Rich, Sanford and Summers. The Audit Committee reviews and reports to the Board of Directors on the scope and results of audits by the company's independent auditors and recommends a firm of certified independent public accountants to serve as the company's independent auditors, subject to nomination by the Board of Directors. The Audit Committee also discusses with the company's independent auditors the matters required to be discussed by auditing standards and reviews the independence of the auditors. Membership on the Audit Committee is restricted to directors who are independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment as a committee. The Audit Committee had nine meetings in 2002.

The Compensation and Organization Committee consists of Messrs. Wendt, Summers and Soderberg. The Compensation and Organization Committee makes recommendations to the Board of Directors with respect to the company's general and specific compensation policies and administers the company's 1997 and 1998 stock option plans, the company's non-employee director stock incentive plan and the 2002 restricted stock plan. The Compensation and Organization Committee had four meetings in 2002.

The Corporate Governance and Nominating Committee was established in February 2003. The committee consists of Messrs. Soderberg and Wendt and Mrs. Bailey. The Corporate Governance and Nominating Committee identifies qualified individuals to become members of the board, recommends to the board the selection of director nominees, develops and recommends to the board a set of corporate governance principles applicable to the company, evaluates the effectiveness of the board and establishes corporate governance principles.

Compensation of Directors

Each director who is not a full-time employee of the company or any of its affiliates is paid a $10,000 annual retainer. Non-employee directors also receive a (a) $3,000 fee for attendance in person at meetings of the Board of Directors and a $l,000 fee if attended telephonically and (b) $2,000 fee for attendance in person at meetings of a committee of the board and a $1,000 fee if attended telephonically. In the case of a committee chairperson, the fee payable to the non-employee director is $4,000 if attended in person and $2,000 if attended telephonically. In addition, all directors are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings. Non-employee directors of the company also receive benefits under the company's non-employee director stock incentive plan. Benefits under the plan are granted as options to purchase shares of the company's common stock or retainer stock awards. Retainer stock awards are stock awards granted to the director at his or her request in lieu of receiving all or a portion of the annual cash retainer described above. On the effective date of the plan and the date that an individual first becomes a non-employee director, each such director is automatically granted an option to purchase 5,000 shares of the company's common stock. In addition, the board may, in its discretion, grant additional stock options to non-employee directors from time to time.

EXECUTIVE OFFICERS

The company's executive officers, and their respective ages and positions as of April 1, 2003, are as follows:

Name	Age	Position
Edward F. Voboril*	60	Chairman of the Board, President and Chief Executive Officer
Lawrence P. Reinhold	43	Executive Vice President and Chief Financial Officer
Jose E. Almeida	40	Executive Vice President and Chief Operating Officer
Larry T. DeAngelo............	56	Senior Vice President, Administration and Secretary
Curtis F. Holmes, Ph.D.	60	Group Vice President, Medical Components
V.W. Brinkerhoff III	58	Group Vice President, Medical Power

* Mr. Voboril's biographical information is provided above under "Proposal 1. Election of Directors."

Lawrence P. Reinhold has served as the company's Executive Vice President and Chief Financial Officer since June 2002. During 2001, Mr. Reinhold was Executive Vice President and Chief Financial Officer of Critical Path, Inc. From 1982 to 2000, Mr. Reinhold served in a variety of positions with PricewaterhouseCoopers, most recently as Managing Partner of its Technology, Information/Communications and Entertainment/Media Practice in the Midwest region of the United States.

Jose E. Almeida has served as the company's Executive Vice President and Chief Operating Officer since January 2003. Prior to joining the company, Mr. Almeida served in a variety of positions with Tyco Healthcare. From 2000 to 2002, he served as the Vice President of Worldwide Manufacturing, from 1998 to 2000, he served as Vice President of Manufacturing for Tyco Healthcare Europe, Middle East and Africa and, from 1995 to 1998, he served as Director of Manufacturing and Corporate Engineering. Mr. Almeida also brings prior experience from Acufex Medical, Johnson & Johnson Professional, Inc. and Andersen Consulting.

Larry T. DeAngelo has served as the company's Senior Vice President, Administration, since December 2000 and as Secretary since July 1997. Mr. DeAngelo also served as Vice President, Administration of the company and the company's predecessor from November 1991 to December 2000. Prior to joining the company's predecessor, Mr. DeAngelo was the Director of International Human Resources of Rockwell International Corporation. Mr. DeAngelo is currently a member of the Payment and Health Care Delivery Committee of AdvaMed and serves in the capacity of past chairman of the operating board for the Buffalo Hearing and Speech Center.

Curtis F. Holmes, Ph.D. has served as the company's Group Vice President, Medical Components since March 2003. Prior to that, he served as the company's Group Vice President, Components and President of the company's subsidiary, Greatbatch-Hittman, Inc., from May 2001 to March 2003 and as President of Greatbatch-Hittman from January 2000 to May 2001. Dr. Holmes served as Senior Vice President and Chief Operating Officer of Greatbatch-Hittman, Inc. from July 1999 to December 1999 and as the company's Senior Vice President from January 1999 to July 1999. From November 1980 to January 1999, Dr. Holmes served as the company's Vice President, Technology.

V.W. Brinkerhoff III has served as the company's Group Vice President, Medical Power since March 2003 with responsibility for the Medical Battery and Capacitor Operations. Prior to that, he served as the company's Group Vice President with responsibility for the Implantable Capacitor Division, the Emerging Technologies Division and the Electrochem Division from August 2002 to March 2003. Prior to that, he served as the company's General Manager, Implantable Capacitor Division from August 2001 to April 2002 and then was named the company's Vice President, responsible for the Capacitor and Emerging Technologies Divisions. Prior to joining the company, from 1992 to 2000, Mr. Brinkerhoff held several senior level executive positions in both operations and business leadership for Life Technologies, Inc., a life sciences company located in Rockville, Maryland. He also brings prior experience from Scott Paper Company, Cincinnati Microwave and the James River Corporation.

EXECUTIVE COMPENSATION

The following table discloses compensation for the company's 2002, 2001 and 2000 fiscal years received by the company's Chairman of the Board, President and Chief Executive Officer and by the company's four most highly compensated executive officers (other than the Chief Executive Officer) who served as such at the close of fiscal year 2002, referred to in this proxy statement as the Named Executive Officers.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long-Term Compensation | | |
| | | | | | Awards | Payouts | |
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Underlying Options	LTIP Payouts(2)	All Other Compensation (3)
Edward F. Voboril	2002	$351,250	$100,000(4)	$ 9,154	83,063	—	$ 40,200
Chairman of the Board,	2001	$335,000	$345,000(5)	$15,353	15,409	—	$ 27,105
President and	2000	$315,000	$105,000(6)	$33,582	21,040	—	$ 20,625
Chief Executive Officer							
Lawrence P. Reinhold (7)	2002	$153,365	$ 45,000(4)	—	82,320	—	$ 17,631
Executive Vice President and							
Chief Financial Officer							
Larry T. DeAngelo	2002	$181,000	$ 50,000(4)	—	19,337	—	$ 38,296
Senior Vice President,	2001	$170,000	$ 85,500(5)	—	5,011	$184,143	$ 16,229
Administration and Secretary	2000	$150,335	$ 30,600(6)	—	5,580	$ 78,816	$ 10,830
Curtis F. Holmes, Ph.D.	2002	$201,749	$ 45,000(4)	$11,423	19,337	—	$ 40,200
Group Vice President,	2001	$193,866	$ 85,000(5)	$ 7,279	6,625	$192,774	$ 15,998
Medical Components	2000	$184,401	$ 45,700(6)	$ 4,041	7,880	$ 80,738	$164,868
V.W. Brinkerhoff III (8)	2002	$165,865	$ 40,000(4)	$20,092	10,172	—	$ 24,432
Group Vice President,	2001	$ 51,923	$ 15,000(5)	—	4,090	—	$ 1,090
Medical Power							

(1) For fiscal year 2002, represents amounts for unused vacation time of $9,154 paid to Mr. Voboril and $5,827 paid to Dr. Holmes, $3,658 for tuition expenses and $1,938 for financial planning expenses paid to Dr. Holmes and $20,092 for relocation expenses paid to Mr. Brinkerhoff. For fiscal year 2001, represents $15,353 of tuition expenses for Mr. Voboril, $4,167 of tuition expenses for Dr. Holmes and $3,112 paid to Dr. Holmes as a gross up of the medical coverage he received from Greatbatch-Hittman to match the medical coverage he previously received from the company. For fiscal year 2000, represents $33,582 of tuition expenses for Mr. Voboril and $4,041 of tuition expenses for Dr. Holmes. No other annual compensation is reported for the Named Executive Officers because perquisites and personal benefits otherwise did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for these officers.

(2) Represents payments made by the company pursuant to its long term compensation plan, which was terminated in 1997. The final payments under the plan were made in 2001.

(3) For fiscal year 2002, represents (i) the company's matching contributions to its 401(k) plan of $4,200 for Mr. Voboril, $3,067 for Mr. Reinhold, $3,801 for Mr. DeAngelo, $4,200 for Dr. Holmes and $3,483 for Mr. Brinkerhoff, (ii) the company's 2002 cash profit sharing earnings of $3,000 for Mr. Voboril, $2,300 to Mr. Reinhold, $2,715 to Mr. DeAngelo, $3,000 to Dr. Holmes and $2,488 to Mr. Brinkerhoff, (iii) the company's 2002 profit sharing earnings under the stock bonus component of its ESOP plan of $6,000 for Mr. Voboril, $4,601 for Mr. Reinhold, $5,730 for Mr. DeAngelo, $6,000 for Dr. Holmes, and $4,976 for Mr. Brinkerhoff which contributions consist of 238, 182, 227, 238 and 197 shares of the company's common stock, respectively, (iv) the company's 2002 defined contribution pension earnings under the money purchase component of its ESOP plan of $10,000 for Mr. Voboril, $7,668 for Mr. Reinhold, $9,050 for Mr. DeAngelo, $10,000 for Dr. Holmes and $8,293 for Mr. Brinkerhoff which contributions consist of 396, 304, 358, 396 and 328 shares of the company's common stock, respectively, (v) the company's 2001 cash profit sharing payments of $2,839 for each of Messrs. Voboril, DeAngelo and Dr. Holmes and $867 for Mr. Brinkerhoff, (vi) the company's 2001 profit sharing contributions under the stock bonus component of its ESOP plan of $5,661 for each of Messrs. Voboril, DeAngelo and Dr. Holmes, which contributions consist of 246 shares of the company's common stock, and $1,729 for Mr. Brinkerhoff, which contribution consists of 75 shares of the company's common stock and (vii) the company's 2001 defined contribution pension contributions under the money purchase component of its ESOP plan of $8,500 for each of Messrs. Voboril, DeAngelo and Dr. Holmes, which contributions consist of 370 shares of the company's common stock and $2,596 for Mr. Brinkerhoff, which contribution consists of 113 shares of the company's common stock. Amounts reported in items (ii), (iii) and (iv) were earned in fiscal year 2002 and paid in fiscal year 2003.

For fiscal year 2001, represents (i) payments of term life insurance premiums of $9,221 for Mr. Voboril, (ii) the company's matching contributions to its 401(k) plan of $3,570 for each of Messrs. Voboril and DeAngelo, $1,684 for Dr. Holmes and $1,090 for Mr. Brinkerhoff, (iii) the company's 2000 cash profit sharing payments of $1,938 for Mr. Voboril, $1,714 for Mr. DeAngelo and $1,938 for Dr. Holmes, (iv) the company's 2000 profit sharing contributions under the stock bonus component of its ESOP plan of $3,876 for Mr. Voboril, $3,428 for Mr. DeAngelo and $3,876 for Dr. Holmes, which contributions consist of 137, 121 and 137 shares of the company's common stock, respectively, and (v) the company's 2000 defined contribution pension contributions under the money purchase component of its ESOP plan of $8,500 for Mr. Voboril, $7,517 for Mr. DeAngelo and $8,500 for Dr. Holmes, which contributions consist of 301, 266 and 301 shares of the company's common stock, respectively.

For fiscal year 2000, represents (i) payments of term life insurance premiums of $8,167 for Mr. Voboril and $1,134 for Mr. DeAngelo, (ii) the company's matching contributions to the company's 401(k) plan of $3,360 for Mr. Voboril, $2,744 for Mr. DeAngelo and $3,360 for Dr. Holmes, (iii) the Company's 2000 special cash profit sharing payments of $1,098 for Mr. Voboril, $523 for Mr. DeAngelo and $649 for Dr. Holmes, (iv) the company's 1999 defined contribution pension contributions under the money purchase component of its ESOP plan of $8,000 for Mr. Voboril, $6,429 for Mr. DeAngelo and $7,358 for Dr. Holmes which contributions consist of 533, 429 and 491 shares of the company's common stock, respectively, and (v) a payout of $153,501 to Dr. Holmes made in fiscal year 2000 in respect of stock appreciation rights granted in prior years.

(4) Represents amounts earned in fiscal year 2002 which are to be or have been paid in the company's 2003 fiscal year.

(5) Represents amounts earned in fiscal year 2001 which were paid in fiscal year 2002.

(6) Represents amounts earned in fiscal year 2000 which were paid in fiscal year 2001.

(7) Began employment in June 2002.

(8) Began employment in August 2001.

Stock Options

The following table sets forth information concerning stock option grants made to the Named Executive Officers in fiscal year 2002, including the potential realizable value over the 10 year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation are mandated by the rules of the United States Securities and Exchange Commission, or the SEC, and do not represent the company's estimate of future stock price performance. Actual gains, if any, on stock option exercises will be dependent on the future performance of the company's common stock.

OPTION GRANTS IN LAST FISCAL YEAR

| Name | Individual Grants | | | | Potential Realizable Value at Assumed Rates of Stock Appreciation Price for Option Term | |
	Number of Securities Underlying Options Granted	Percentage of Total Options Granted in Fiscal Year 2002	Exercise Price ($/sh)	Expiration Date	5%	10%
Edward F. Voboril	15,563	4.6%	$25.82	12/31/11	$ 654,550	$1,042,261
	67,500	20.2%	$25.36	7/25/12	$2,788,342	$4,439,968
Lawrence P. Reinhold	75,000	22.4%	$23.85	7/25/12	$2,913,685	$4,639,557
	7,320	2.2%	$25.36	7/25/12	$ 302,380	$ 481,490
Larry T. DeAngelo	5,837	1.7%	$25.82	12/31/11	$ 245,493	$ 390,906
	13,500	4.0%	$25.36	7/25/12	$ 557,668	$ 887,994
Curtis F. Holmes, Ph.D.	5,837	1.7%	$25.82	12/31/11	$ 245,493	$ 390,906
	13,500	4.0%	$25.36	7/25/12	$ 557,668	$ 887,994
V.W. Brinkerhoff III	678	0.2%	$25.82	12/31/11	$ 28,515	$ 45,406
	1,661	0.5%	$24.07	5/16/12	$ 65,124	$ 103,699
	7,833	2.3%	$25.36	7/25/12	$ 323,572	$ 515,234

The following table sets forth information concerning the number of shares and the value of options outstanding as of January 3, 2003, for each Named Executive Officer. The values of in-the-money options have been calculated on the basis of a valuation of $28.70 per share, the closing price per share of the company's common stock on the New York Stock Exchange on January 3, 2003, less the applicable exercise price.

OPTION EXERCISES AND YEAR-END OPTION VALUES

| Name | Number of Shares Acquired On Exercise | Value Realized | Number of Securities Underlying Unexercised Options at January 3, 2003 | | Value of Unexercised In-the-Money Options at January 3, 2003 | |
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward F. Voboril	0	—	184,088	66,464	$3,047,471	$275,020
Lawrence P. Reinhold	0	—	17,440	64,880	$ 80,900	$307,299
Larry T. DeAngelo	0	—	62,911	14,563	$1,177,291	$ 47,287
Curtis F. Holmes, Ph.D. . . .	0	—	68,476	15,101	$1,261,704	$ 48,541
V.W. Brinkerhoff III	0	—	5,088	9,174	$ 13,213	$ 27,501

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding the company's equity compensation plans as of January 3, 2003.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	875,649	$16.92	816,569
Equity compensation plans not approved by security holders	—	—	—
Total	875,649	$16.92	816,569

(1) Consists of the company's 1997 stock option plan, 1998 stock option plan and non- employee director stock incentive plan, pursuant to which options to purchase shares of the company's common stock are outstanding and may be granted in the future.

Employment Agreements

On July 9, 1997, the company entered into an employment agreement with Mr. Voboril, the company's Chairman of the Board, President and Chief Executive Officer. This agreement expired on June 30, 2001 but automatically extends for additional one-year periods until the company or Mr. Voboril gives notice to terminate not less than twelve months prior to the proposed termination date. The company currently pays Mr. Voboril $355,000 annually. The Compensation and Organization Committee and the Board of Directors has the right to increase Mr. Voboril's salary. Under this agreement, Mr. Voboril is entitled to receive a bonus equal to 100% of his current base salary if the company achieves financial targets set by the Board of Directors and reflected in the company's annual budget.

If the company terminates Mr. Voboril's employment "without cause" or if Mr. Voboril terminates his employment for "good reason," as such terms are defined in the agreement, the company has agreed to pay to Mr. Voboril the greater of $285,000 or his current annual base salary and a bonus for the year of termination equal to a percentage of his base salary. If the company terminates his employment without cause within six months before, or twelve months after, a "change of control" of the company, as that term is defined in the agreement, the company will pay Mr. Voboril an amount equal to his current annual salary and a bonus equal to 100% of his current base salary. In addition, all performance stock options held by Mr. Voboril will automatically vest and he will have the right to exercise all unexercised options.

If the company terminates Mr. Voboril's employment for "cause," as that term is defined in the agreement, or if Mr. Voboril terminates his employment without good reason, the company will pay him his accrued base salary and other compensation that has accrued as of the termination date. However, the company will not pay Mr. Voboril an annual bonus if the company terminates his employment with cause, and any stock options granted to Mr. Voboril that have not vested will be forfeited and canceled. If the company terminates Mr. Voboril's employment for cause, the company may, at its election, purchase all of his shares and vested stock options at the lesser of the shares' cost or fair market value. So long as Mr. Voboril's employment is not terminated without cause, he has agreed not to solicit any of the company's employees or to compete, directly or indirectly, with the company during his employment and for two years after his employment ends.

Mr. Reinhold accepted employment with the company pursuant to the terms of an offer of employment letter, dated May 29, 2002, as amended. Under the terms of the offer letter, Mr. Reinhold receives an annual salary of $275,000, and is entitled to one year of severance payments if his employment is involuntarily terminated by the company or voluntarily terminated by him for "good reason," as that term is defined in the change of control agreement between the company and Mr. Reinhold, excluding those provisions of the definition requiring a change of control event. The terms of this change of control agreement are described under the heading "Change of Control Agreements" in this proxy statement.

Mr. Almeida accepted employment with the company pursuant to the terms of an offer of employment letter dated November 27, 2002. Under the terms of the offer letter, Mr. Almeida receives an annual salary of $300,000, and is entitled to one year of severance payments if his employment is involuntarily terminated by the company. The company is not required to make these severance payments if Mr. Almeida voluntarily terminates his employment, voluntarily retires, is discharged for cause or if his employment terminates due to his disability or death.

The company has not entered into employment agreements with its other Named Executive Officers.

Change of Control Agreements

The company has entered into change of control agreements with Messrs. Voboril, Reinhold, Almeida, DeAngelo, Brinkerhoff, Dr. Holmes and certain other officers of the company. These agreements provide for the continued employment of the executive for a period of two years following a "change of control" of the company, as that term is defined in the agreement. During this two year period, the executive would continue to be employed and compensated commensurate with his or her position and compensation prior to the change of control. The agreement terminates (i) upon the executive's death or disability, (ii) for "cause" or (iii) by election of the executive for "good reason," as such terms are defined in the agreement.

If the company terminates the agreement other than for death, disability or cause, or the executive terminates the agreement for good reason after a change of control, then the executive will be paid an amount equal to (i) two times his or her highest annual salary for the three year period prior to the date of termination, (ii) the average annualized bonus paid to the executive during the three year period prior to the date of termination, (iii) two times the company's total contributions to the company's retirement plan with respect to the executive for the year preceding the termination, (iv) that portion, if any, of the company's contribution to the executive's 401(k), savings or other similar individual account plan that is not vested as of the date of termination, plus an amount that, when added to this unvested contribution, would be sufficient after applicable taxes to enable the executive to net an amount equal to this unvested contribution and (v) $25,000 for outplacement services utilized by the executive. Moreover, all unvested stock options, stock appreciation rights and restricted stock held by the executive pursuant to any company stock plan, will immediately become fully vested and exercisable. The executive and his or her family are also entitled to continued coverage under the company's medical and other benefits plans for a period of two years on the same terms upon which such coverage was provided prior to such termination. The company will also make any additional tax gross-up payment to the executive as may be necessary to reimburse the executive for any federal or state excise tax liability with respect to any severance payment, other benefit or tax gross-up payment made under the change of control agreement.

Stock Plans

The company has two stock option plans that provide for the issuance of nonqualified and incentive stock options to its key employees and key employees of its subsidiaries. The terms of the company's 1997 stock option plan and 1998 stock option plan are substantially the same and both plans are administered by the company's Compensation and Organization Committee. The 1997 stock option plan authorizes the issuance of options to acquire up to 480,000 shares of common stock and the 1998 stock option plan authorizes the issuance of options to acquire up to 1,220,000 shares of common stock. Options granted under the 1997 and 1998 stock option plans generally vest over a three to five year period and the vesting period can be accelerated depending upon the achievement by the company of performance standards, including earnings targets. Options expire ten years from the date of the grant. Options are granted with exercise prices equal to the fair market value of the common stock on the date of the grant. Options generally are non-transferable, other than by will or the laws of descent and distribution and are exercisable only by the grantee while the grantee is alive. Both of the stock option plans contain a change in control provision. If a change in control of the company occurs, at the discretion of the company's Compensation and Organization Committee, each option granted under the stock option plans may be terminated. If this occurs, the company must pay each optionholder an amount equal to the difference between the fair market value of each share and the exercise price per share. This amount would be payable upon the closing of a transaction that results in a change in control.

Incentive Compensation Plans

The company sponsors various incentive compensation programs, which provide for the payment of cash to key employees based upon achievement of specific earnings goals before incentive compensation expense.

Employee Stock Ownership Plan

The company sponsors an employee stock ownership plan, or ESOP, and related trust as a long-term benefit for substantially all of the company's employees, including the company's executive officers. There are two components to contributions under the ESOP. The first component is a defined contribution pension plan whose annual contribution equals 5% of each employee's compensation. Contributions to the ESOP are in the form of the company's common stock. The second component is a discretionary profit sharing contribution determined by the Board of Directors. This profit sharing contribution is also contributed to the ESOP in the form of shares of the company's common stock. The ESOP is subject to contribution limitations and vesting requirements.

Compensation and Organization Committee Interlocks and Insider Participation

In fiscal year 2002, Messrs. Summers, Wendt and Soderberg served on the Compensation and Organization Committee. No person who served as a member of the Compensation and Organization Committee during fiscal year 2002 was (i) an officer or employee of the company or any of its subsidiaries during such fiscal year (ii) formerly an officer of the company or any of its subsidiaries or (iii) had any relationship requiring disclosure by the company under Item 404 of Regulation S-K under the Securities Act, except for David M. Wittels who resigned from the committee in February 2002. Mr. Wittels is a principal of DLJ Merchant Banking, Inc. and from June 1997 to July 1997, prior to the company's acquisition of Wilson Greatbatch Ltd., he served as the company's President.

COMPENSATION AND ORGANIZATION COMMITTEE REPORT

Overview. The Compensation and Organization Committee is comprised solely of directors who are not current or former employees of the company. In 2002, the Compensation and Organization Committee consisted of Messrs. Wendt, Summers and Soderberg. The Compensation and Organization Committee is responsible for establishing the compensation policies and administering the compensation programs for the company's executive officers.

Compensation and Organization Committee Objectives. The primary purpose of the Compensation and Organization Committee is to establish the company's executive and director compensation philosophy that will attract, retain and motivate superior executives and ensure that senior executives and directors of the company and its wholly-owned subsidiaries are compensated appropriately in a manner consistent with the compensation philosophy, internal equity considerations, competitive practice and the requirements of the appropriate regulatory bodies. In addition, the Compensation and Organization Committee is responsible for oversight and review of the reporting relationships of the senior executive staff, the quality of the executive team and the process of succession planning and management development within the company.

The executive compensation program is generally composed of base salary, discretionary performance bonus, and long-term incentives in the form of stock options and restricted stock awards. The compensation program also includes various benefits, including a deferred compensation program for some executives, as well as health insurance plans and programs, pension and profit sharing plans, that are also available to all of the company's full-time associates.

Base Salary. The Compensation and Organization Committee annually reviews and approves the base salaries of executive officers, taking into consideration individual performance, retention, the level of responsibility, the scope and complexity of the position, and competitive practices.

Incentive Compensation. The company maintains a cash based key management incentive plan that includes a number of key company managers who receive annual incentive compensation based upon targeted financial performance goals and the achievement of these goals by the company. The range of these incentives varies depending upon the level of the manager and his/her ability to impact the company's performance, as well as the level of achievement of those financial goals by the company.

Stock Plans. The company has several stock option grant programs including company performance based vesting and long-term incentive plan vesting. The company also has a restricted stock plan, which is subject to stockholder approval as discussed below, for some executives that is also based on company performance vesting. These stock-option programs are used as both a recruiting tool for key managers, as well as a retention tool for executive officers. Performance-based options are tied to the company's financial performance goals and the achievement of those goals by the company. Long term incentive plan options are tied to executive officer retention periods with the company. The Compensation and Organization Committee approved, and recommended to the board for adoption, the company's 2002 restricted stock plan which is being submitted for stockholder approval at the company's 2003 Annual Meeting.

Compensation of the Chairman of the Board, President and Chief Executive Officer. Compensation of the company's Chairman of the Board, President and Chief Executive Officer, Edward F. Voboril, is determined pursuant to his employment agreement. Under the employment agreement, the company currently pays Mr. Voboril $355,000 annually. The Compensation and Organization Committee and the Board of Directors have the right to increase his salary. Under the employment agreement, Mr. Voboril is entitled to a bonus equal to 100% of his current base salary if the company achieves financial targets set by the Board of Directors and reflected in the company's annual budget. In determining the level of base salary and bonus to be paid to Mr. Voboril in 2002, the Compensation and Organization Committee considered both the value of Mr. Voboril to the company and pay practices for comparable performance in the industry. For 2002, Mr. Voboril's base salary was increased to $355,000 from $340,000. Mr. Voboril earned total bonuses in 2002 of $100,000 which were paid in 2003. The bonus is attributable to the company's achieving financial targets set by the Board of Directors and reflected in the company's annual budget during 2002 and Mr. Voboril's integral role in bringing about these results.

Respectfully submitted,

William B. Summers, Jr.
Henry Wendt
Peter H. Soderberg
Members of the Compensation and
Organization Committee

AUDIT COMMITTEE REPORT

The Audit Committee consists of Messrs. Rich, Sanford and Summers, each of whom is "independent" in accordance with the standards promulgated by the New York Stock Exchange. The Audit Committee functions pursuant to a written charter, a copy of which is attached as Appendix A to this proxy statement.

The Audit Committee reviewed and discussed the interim information contained in the 2002 first, second, third and fourth quarter earnings announcements with management of the company and independent auditors prior to public release. In addition, the Audit Committee met regularly with the independent auditors to review the plans and scope of their audits and audit reports and to discuss necessary action.

In connection with the company's fiscal 2002 consolidated financial statements, the Audit Committee has:

- reviewed and discussed with management the company's audited consolidated financial statements as of and for fiscal 2002;

- discussed with the company's independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with the Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants; and

- received and reviewed the written disclosures and the letter from the company's independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the board has approved, that the audited consolidated financial statements referred to above be included in the company's Annual Report on Form 10-K for fiscal 2002.

Respectfully submitted,

Bill R. Sanford, Chair
Robert E. Rich, Jr.
William B. Summers, Jr.
Members of the Audit Committee

AUDIT FEES

The following table sets forth the aggregate fees billed by the company's independent accountants, Deloitte & Touche LLP, the member firms of Deloitte & Touche Tohmatsu and their respective affiliates, or collectively, Deloitte, for services provided to the company during fiscal years 2002 and 2001:

	2002	2001
Audit Fees	$206,100	$161,700
Audit-Related Fees (a)	71,400	263,000
Total Audit and Audit-Related Fees	277,500	424,700
Tax Fees (b)	253,400	275,100
All Other Fees (c)	63,800	45,000
Total Fees (d)	$594,700	$744,800

(a) Includes assistance with public filing documents, audit research, pension plan audits and acquisition due diligence services.

(b) Includes fees for tax compliance, state tax planning, tax research, preparation of tax credit studies and a cost segregation study.

(c) Includes fees for two purchase price allocations.

(d) Audit Committee pre-approval of services included in items (a), (b) and (c) was not required for the periods presented.

The company's Audit Committee considered whether the provision of non-audit services by Deloitte to the company is compatible with maintaining Deloitte's independence and concluded that Deloitte's independence is not compromised by the provision of those services.

15

PERFORMANCE GRAPH

The following graph compares for the twenty-seven month period ended January 3, 2003, the cumulative total stockholder return for the company, the Russell 2000 Index, and an index of over 100 medical instruments and supply companies, or the MG Group Index. The graph assumes that $100 was invested on September 29, 2000 in the common stock of the company, the Russell 2000 Index and the MG Group, and assumes reinvestment of dividends. The stock price performance shown on the following graph is not necessarily indicative of future price performance.



	9/29/00	12/29/00	12/29/01	1/3/03
Wilson Greatbatch Technologies, Inc.	100	123.50	159.61	125.46
MG Group Index	100	96.64	110.49	91.52
Russell 2000 Index	100	92.73	93.68	73.46

RELATED PARTY TRANSACTIONS

Mr. Sanford is Chairman of the Board of a private company that provided research services to the company during fiscal year 2002 and will continue to do so during fiscal year 2003. For these services, this private company received $20,000 from the company during fiscal year 2002 and will receive an estimated $200,000 during fiscal year 2003. Mr. Sanford is the sole member of SYMARK LLC, which owns 13.84% of the issued and outstanding stock of this private company. Other than his indirect interest as a shareholder in the growth of this private company, Mr. Sanford has no individual interest in the company's relationship with the private company. All services provided by the private company have been on terms no less favorable to the company than those prevailing in the marketplace for comparable services.

PROPOSAL 2

APPROVAL OF THE
COMPANY'S 2002 RESTRICTED STOCK PLAN

Introduction. The Board of Directors has unanimously approved the company's 2002 restricted stock plan. A general description of the plan is set forth below. A copy of the plan is attached as Appendix B to the electronic filing of this proxy statement with the Securities and Exchange Commission. The board considers the plan to be in the best interest of the company and its stockholders and recommends that you vote for approval of the plan. If the plan does not receive stockholder approval, the board will rescind the plan and cancel all awards granted thereunder.

Purpose of the Plan. The plan is intended to (i) provide an incentive to the company's employees to stimulate their efforts toward the continued success of the company and to operate and manage the company's business in a manner that will provide for the long-term growth and profitability of the company, (ii) encourage stock ownership by employees by providing them with a means to acquire a proprietary interest in the company by acquiring shares of stock, (iii) provide incentives consistent with the company's goals that are intended to optimize the profitability and growth of the company and (iv) provide incentives for excellence in individual performance and to promote teamwork.

Stock Subject to the Plan. Subject to adjustment pursuant to the terms of the plan, 200,000 shares of stock are reserved and subject to issuance under the plan. At no time may the company have outstanding awards of common stock in excess of this maximum number of shares. To the extent permitted by law, the shares of stock attributable to the nonvested or otherwise unsettled portion of any award that is forfeited, canceled, expires or terminates for any reason without becoming vested or otherwise settled in full becomes available again for purposes of the plan.

Administration of the Plan. Subject to law and applicable listing standards, the Compensation and Organization Committee of the board administers the plan. The committee must consist of two or more directors of the company, all of whom must qualify as non-employee directors within the meaning of Rule 16b-3 of the Exchange Act. To the extent the board considers it desirable for compensation delivered pursuant to awards to be eligible to qualify for an exemption from the limit on tax deductibility of compensation under Section 162(m) of the Internal Revenue Code, or the Code, the committee must consist of two or more directors of the company, all of whom must qualify as outside directors within the meaning of Section 162(m) of the Code.

Powers of the Committee. Subject to the terms of the plan, the committee has full and final authority and sole discretion to (i) determine when and to whom and in what types and amounts awards should be granted and the terms and conditions applicable to each award, (ii) construe and interpret the plan and to make all determinations necessary or advisable for the administration of the plan, (iii) make, amend and rescind rules relating to the plan, (iv) determine the terms and conditions of all award agreements and, with the consent of the participant under certain circumstances, to amend any such award agreement at any time, (v) make such adjustments or modifications to awards to participants who are working outside the United States as are advisable to fulfill the purposes of the plan or to comply with applicable local law, and to authorize foreign subsidiaries to adopt their own plans, (vi) delegate to any member of the board or management of the company the power to recommend the grant of awards to specified categories of employees or management, provided that no such grants may be made to individuals who are then subject to Section 16 of the Exchange Act or who are considered to be a covered employee within the meaning of Section 162(m) of the Code, (vii) delegate to officers, employees or independent contractors of the company matters involving the routine administration of the plan and which are not specifically required by any provision of the plan to be performed by the committee, (viii) delegate its duties and responsibilities under the plan with respect to foreign subsidiary plans, except its duties and responsibilities with respect to individuals who are subject to Section 16 of the Exchange Act and (a) the acts of such delegates must be treated as acts of the committee and (b) such delegates must report to the committee regarding the delegated duties and responsibilities and (ix) take any other action with respect to any matters relating to the plan which it deems necessary or advisable.

Eligibility and Limits.   Participants in the plan are selected by the committee. No participant may be granted awards that, in the aggregate, exceed 25,000 shares of stock in the calendar year of adoption of the plan by the board. Thereafter, in subsequent calendar years, no participant may be granted awards that, in the aggregate, exceed 5,000 shares of stock. No award may be granted on or after the earlier of the tenth anniversary of the date the plan is adopted or the date the plan is approved by the company's stockholders.

Terms and Conditions of Awards.   The number of shares of stock that may be granted is determined by the committee in its sole discretion, subject to the terms of the plan regarding the total number of shares available for grants under the plan. Each award is evidenced by an award agreement in such form as the committee deems appropriate, subject to the terms of the plan. The date an award is granted is the date on which the committee has approved the terms and conditions of the applicable award agreement and has determined the recipient of the award and the number of shares covered by the award. The committee may provide in any award agreement a vesting schedule which must specify when awards become vested. Awards are not transferable or assignable except by will or by the laws of descent and distribution. Awards must include any restrictions required under applicable state and federal securities law. The stock certificate for any award must bear evidence of any restrictions or conditions on such award. The committee may require a cash payment from the participant in an amount no greater than the aggregate par value of the shares of restricted stock awarded as determined at the date of grant in exchange for the grant of an award.

Vesting.   Restricted stock awarded under the plan vests pursuant to the terms of each individual award agreement. Vesting of the restricted stock is either time-vested or performance-vested. Time-vested restricted stock vests 50% on the first anniversary of the date of the award and 50% on the second anniversary of the date of the award. Performance-vested restricted stock vests on the earlier to occur of (a) the date of the company's filing with the SEC of the company's audited financial statements relating to the first year in which the company's diluted earnings per share exceeds $2.00 per share or (b) the seventh anniversary of the date of the award.

Treatment of Awards Upon Termination of Employment.   Any award to a participant whose employment is terminated may be canceled or accelerated, as provided in the applicable award agreement or, in the absence of an applicable provision in such agreement, as the committee may determine.

Change in Control.   Except as otherwise provided in an award agreement, if a "change in control," as that term is defined in the plan, occurs, then the participant's restricted stock that was forfeitable, will become vested.

Escrow of Shares.   Any certificates representing the shares of stock issued under the plan are issued in the participant's name, but, if the applicable award agreement so provides, the shares of stock will be held by a custodian designated by the committee, that may be a company employee. Each award agreement providing for transfer of shares of stock to a custodian must appoint the custodian as the attorney-in-fact for the participant for the term specified in the applicable award agreement, with full power and authority in the participant's name, place and stead to transfer, assign and convey to the company any shares of stock held by the custodian for such participant if the participant forfeits the shares under the terms of the award agreement. During the period that the custodian holds the shares, the participant is entitled to all rights, except as provided in the award agreement, applicable to shares of stock not so held. Any dividends declared on shares of stock held by the custodian will, as the committee may provide in the award agreement, be paid directly to the participant.

Restrictions on Transfer.   Until vested, a participant does not have the right to make or permit to exist any disposition of the shares of restricted stock issued pursuant to the plan. The company will not recognize, or have the duty to recognize, any disposition not made in accordance with the plan.

Withholding of Taxes.   Upon the vesting of any award, or, if the participant makes an election under Section 83(b) of the Code, the company will have the right to require the recipient to remit to the company an amount sufficient to satisfy any federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such shares or the vesting of such award. A participant may pay the withholding tax in cash, or, if the applicable award agreement provides, a participant may also elect to have the number of shares of stock the participant is to receive reduced by, or with respect to an award, tender back to the company, the smallest number of whole shares of stock which, when multiplied by the fair market value of the shares as determined pursuant to the terms of the plan, is sufficient to satisfy federal, state and local, if any, withholding taxes arising from exercise or payment of an award. A participant may make such a withholding election only if both (i) the withholding election must be made on or prior to the date on which the amount of tax required to be withheld is determined by executing and delivering to the company a properly completed notice of withholding election as prescribed by the committee and (ii) any withholding election made will be irrevocable; provided, however, that the committee may in its sole discretion disapprove and give no effect to the withholding election.

Changes in Capitalization, Merger or Liquidation. The number of shares of stock reserved for the grant of awards and the number of shares of restricted stock outstanding must be proportionately adjusted for any increase or decrease in the number of issued shares of stock resulting from a subdivision or combination of shares or the payment of a stock dividend in shares of stock to holders of outstanding shares of stock or any other increase or decrease in the number of shares of stock outstanding effected without receipt of consideration by the company. In the event of a merger, consolidation or other reorganization of the company or tender offer for shares of stock, the committee may make such adjustments with respect to awards and take such other action as it deems necessary or appropriate to reflect or in anticipation of such merger, consolidation, reorganization or tender offer, including, without limitation, the substitution of new awards, the termination or adjustment of outstanding awards, the acceleration of awards or the removal of restrictions on outstanding awards. Any such adjustment may provide, in the committee's discretion, for the elimination without payment therefor of any fractional shares that might otherwise become subject to any award. The existence of the plan and the awards granted pursuant to the plan will not affect in any way the right or power of the company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the company, any issue of debt or equity securities having preferences or priorities as to the stock or the rights thereof, the dissolution or liquidation of the company, any sale or transfer of all or any part of its business or assets or any other corporate act or proceeding.

Restrictions on Delivery and Sale of Shares, Legends. Each award is subject to the condition that if at any time the committee, in its discretion, determines that the listing, registration or qualification of the shares covered by such award upon any securities exchange or under any state or federal law is necessary or desirable as a condition of or in connection with the granting of such award or the purchase or delivery of shares thereunder, the delivery of any or all shares pursuant to such award may be withheld unless and until such listing, registration or qualification is effected. If a registration statement is not in effect under the Securities Act or any applicable state securities laws with respect to the shares of stock purchasable or otherwise deliverable under awards then outstanding, the committee may require, as a condition to the delivery of any shares pursuant to an award, that the participant or other recipient of an award represent, agree in writing that the shares received pursuant to the award are being acquired for investment and not with a view to distribution and that shares will not be disposed of except pursuant to an effective registration statement, unless the company receives an opinion of counsel that such disposition is exempt from such requirement under the Securities Act and any applicable state securities laws. The company may include on certificates representing shares delivered pursuant to an award such legends referring to the foregoing representations or restrictions or any other applicable restrictions on resale as the company, in its discretion, deems appropriate. The shares awarded under the plan will be registered under the Securities Act pursuant to a Registration Statement on Form S-8 to be filed by the company if the plan is approved by the company's shareholders.

Certain Federal Income Tax Consequences. The following is a brief and general summary of some United States federal income tax consequences applicable to the plan. The summary does not reflect any provisions of the income tax laws of any state, local or foreign taxing jurisdiction. Because the tax consequences of events and transactions under the plan depend upon various factors, including an individual's own tax status, each participant who receives an award under the plan should consult a tax advisor.

A participant will not recognize any income upon the award of restricted stock unless the participant makes an election under Section 83(b) of the Code in respect of such award, as described below. Unless a participant has made such an election, any dividends received by the participant prior to satisfaction of the terms and conditions applicable to the restricted stock will be treated as compensation taxable as ordinary income and the company will generally receive a corresponding deduction for compensation paid. If the participant has made an election under Section 83(b) of the Code in respect of the restricted stock, any dividends received by the participant in

19

respect of such award will be treated as a dividend taxable as ordinary income, and the company will not be entitled to a deduction in respect of any such dividend payment.

Unless the participant has made an election under Section 83(b) of the Code described below, at the time the terms and conditions applicable to the restricted stock are satisfied, a participant will recognize compensation taxable as ordinary income, and the company generally will be entitled to a deduction, in an amount equal to the then fair market value of the shares of common stock for which the terms and conditions applicable to the restricted stock award have been satisfied. The participant's tax basis for any such shares of common stock would be the fair market value on the date such terms and conditions are satisfied.

A participant may irrevocably elect under Section 83(b) of the Code to recognize compensation taxable as ordinary income, and the company generally will be entitled to a corresponding deduction, in an amount equal to the fair market value of such restricted shares (determined without regard to any restrictions thereon) on the date of grant. Such an election must be made by the participant not later than 30 days after the date of grant. If such an election is made, no income would be recognized by the participant (and the company will not be entitled to a corresponding deduction) at the time the applicable terms and conditions are satisfied. In that case, the participant's tax basis for the restricted shares received and for any shares of common stock subsequently held in respect thereof would be the fair market value of the restricted shares (determined without regard to any restrictions thereon) on the date of grant. If a participant makes such an election and subsequently all or part of the award is forfeited, the participant will not be entitled to a deduction as a result of such forfeiture.

The holding period for capital gain or loss purposes in respect of the common stock underlying an award of restricted shares will commence when the terms and conditions applicable to the restricted shares are satisfied, unless the participant makes a timely election under Section 83(b) of the Code. If an election under Section 83(b) of the Code is made, the holding period will commence immediately after the grant of such restricted shares. The recognition by an employee of compensation income with respect to an award under the plan will be subject to withholding for federal income and employment tax purposes. If an employee, to the extent permitted by the terms of the award, uses shares of common stock to satisfy the federal income and employment tax withholding obligation, or any similar withholding obligation for state and local tax obligations, the employee will recognize a capital gain or loss, short-term or long-term, depending on the tax basis and holding period for such shares of common stock.

Amendment of the Plan. The committee may amend the plan, provided that no amendment may be made, without the approval of the company's stockholders, that will (i) increase the total number of shares of stock reserved for awards under the plan, other than an increase resulting from an adjustment pursuant to the terms of the plan, (ii) modify the provisions of the plan relating to eligibility or (iii) materially increase the benefits accruing to participants under the plan. The rights and obligations under any award granted before amendment of the plan may not be adversely affected by amendment of the plan or such award without the consent of the participant.

Termination of the Plan. The board may at any time suspend or terminate the plan. The plan, unless sooner terminated by action of the board, will terminate at the close of business on the earlier of the tenth anniversary of the date the plan is adopted or the date the plan is approved by the company's stockholders. Awards may not be granted while the plan is suspended or after it is terminated. Rights and obligations under any award granted while the plan is in effect may not be altered or impaired by suspension or termination of the plan, except upon the consent of the person to whom the award was granted. The power of the committee to construe and administer any award granted prior to the termination or suspension of the plan continues after such termination or during such suspension.

Stockholder Approval. If the plan is approved by the company's stockholders, the plan will become effective as of November 15, 2002. This approval is a condition to the right of each eligible participant to receive any award granted under the plan. Any award granted under the plan prior to such approval will be effective as of the date of the grant (unless, with respect to any award, the committee specifies otherwise at the time of the grant), but no such award may be the subject of disposition prior to such stockholder approval. If stockholder approval is not obtained, the board will rescind the plan and cancel all awards made thereunder.

Plan Benefits. The table below contains information regarding the restricted stock awards received by the Named Executive Officers and other persons by group, subject to approval of the plan by the company's stockholders.

NEW PLAN BENEFITS

Name and Position	Dollar Value ($)	Number of Shares of Common Stock
Edward F. Voboril	$ 713,250	25,000
Lawrence P. Reinhold	$ 28,530	1,000
Larry T. DeAngelo	$ 128,385	4,500
Curtis F. Holmes, Ph.D.	$ 128,385	4,500
V.W. Brinkerhoff III	$ 28,530	1,000
Executive Group	$1,027,080	36,000
Non-Executive Director Group	0	0
Non-Executive Officer Employee Group	$ 22,824	800

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPANY'S 2002 RESTRICTED STOCK PLAN.

REQUIREMENTS FOR REPORTING SECURITIES OWNERSHIP

Section 16(a) of the Exchange Act requires the company's executive officers and directors, and persons who own more than ten percent of a registered class of the company's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish the company with copies of all Section 16(a) forms they file. To the company's knowledge, based solely upon its review of copies of such forms furnished to it, or written representations from reporting persons that no such forms were required for those persons, the company believes that during fiscal year 2002 all filing requirements applicable to executive officers, directors and greater than ten-percent beneficial owners were complied with.

PROPOSALS OF STOCKHOLDERS

Any stockholder who intends to present a proposal intended to be considered for inclusion in the proxy statement for presentation at the company's 2004 Annual Meeting of Stockholders must submit such proposal so that the company receives it by January 9, 2004. The proposal should be submitted to the company's offices in Clarence, New York by certified mail, return receipt requested, and should be directed to the Secretary of the company. In addition, the company's by-laws require that notice of any business proposed by a stockholder to be brought before an annual meeting must be received by the Secretary of the company not later than 90 days in advance of the anniversary date of the prior year's annual meeting, which for business proposed for the 2004 Annual Meeting is February 9, 2004.

OTHER MATTERS

Management does not know of any matters to be presented at this Annual Meeting other than those set forth in this proxy statement and in the notice accompanying this proxy statement. If other matters should properly come before the Annual Meeting, it is intended that the proxy holders will vote on such matters in accordance with their best judgment.

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A copy of the company's Annual Report on Form 10-K for fiscal year 2002 may be obtained without charge by any stockholder of record by written request made to Anthony Borowicz, Treasurer, Wilson Greatbatch Technologies, Inc., 9645 Wehrle Drive, Clarence, New York 14031.

By Order of the Board of Directors,

LARRY T. DeANGELO
Senior Vice President,
Administration and Secretary

Clarence, New York
April 14, 2003

WILSON GREATBATCH TECHNOLOGIES, INC.

AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS

CHARTER

I. Purpose

The Audit Committee is established by and amongst the Board of Directors for the primary purpose of assisting the board in:

- overseeing the integrity of the Company's financial statements,

- overseeing the Company's compliance with legal and regulatory requirements,

- overseeing the independent auditor's qualifications and independence,

- overseeing the performance of the company's internal audit function and independent auditor, and

- overseeing the Company's system of disclosure controls and system of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established.

Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee should also provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors.

The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting, or other advisors as deemed appropriate to perform its duties and responsibilities.

The Company shall provide appropriate funding, as determined by the Audit Committee, for compensation to the independent auditor and to any advisers that the Audit Committee chooses to engage.

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section III of this Charter. The Audit Committee will report regularly to the Board of Directors regarding the execution of its duties and responsibilities.

II. Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors (as defined by all applicable rules and regulations), and free from any relationship (including disallowed compensatory arrangements) that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be a "financial expert" in compliance with the criteria established by the SEC. The existence of such member(s) shall be disclosed in periodic filings as required by the SEC.

Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Each regularly scheduled meeting shall conclude with an executive session of the Committee absent members of management and on such terms and conditions as the Committee may elect. As part of its job to foster open communication, the Committee should meet periodically with management, the director of the internal auditing department and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet quarterly with the independent auditors and management to discuss the annual audited financial statements and quarterly financial statements, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

III. Responsibilities and Duties

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports/Accounting Information Review

1. Review this Charter periodically, at least annually, and recommend to the Board of Directors any necessary amendments as conditions dictate.

2. Review and discuss with management the Company's annual financial statements, quarterly financial statements, and all internal controls reports (or summaries thereof). Review other relevant reports or financial information submitted by the Company to any governmental body, or the public, including management certifications as required by the Sarbanes-Oxley Act of 2002 (Sections 302 and 906) and relevant reports rendered by the independent auditors (or summaries thereof).

3. Recommend to the Board whether the financial statements should be included in the Annual Report on Form 10-K. Review with financial management and the independent auditors the 10-Q prior to its filing (or prior to the release of earnings).

4. Review earnings press releases with management, including review of "pro-forma" or "adjusted" non-GAAP information.

5. Discuss with management financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be on general terms (i.e., discussion of the types of information to be disclosed and the type of presentation to be made).

6. Review the regular internal reports (or summaries thereof) to management prepared by the internal auditing department and management's response.

Independent Auditors

7. Appoint, compensate, and oversee the work performed by the independent auditor for the purpose of preparing or issuing an audit report or related work. Review the performance of the independent auditors and remove the independent auditors if circumstances warrant. The independent auditors shall report directly to the Audit Committee and the Audit Committee shall oversee the resolution of disagreements between management and the independent auditors in the event that they arise. Consider whether the auditor's performance of permissible nonaudit services is compatible with the auditor's independence.

8. Review with the independent auditor any problems or difficulties and management's position thereto; review the independent auditor's attestation and report on management's internal control report; and hold timely discussions with the independent auditors regarding the following:

- all critical accounting policies and practices;

- all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

- other material written communications between the independent auditor and management including, but not limited to, the management letter and schedule of unadjusted differences; and

- an analysis of the auditor's judgment as to the quality of the Company's accounting principles, setting forth significant reporting issues and judgments made in connection with the preparation of the financial statements.

9. At least annually, obtain and review a report by the independent auditor describing:

- the firm's internal quality control procedures;

- any material issues raised by the most recent internal quality-control review, peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and

- to assess the auditor's independence, all relationships between the independent auditor and the Company.

10. Review and preapprove both audit and nonaudit services to be provided by the independent auditor (other than with respect to *de minimis* exceptions permitted by the Sarbanes-Oxley Act of 2002). This duty may be delegated to one or more designated members of the Audit Committee with any such preapproval reported to the Audit Committee at its next regularly scheduled meeting. Approval of nonaudit services shall be disclosed to investors in periodic reports required by Section 13(a) of the Securities Exchange Act of 1934.

11. Set clear hiring policies, compliant with governing laws or regulations, for employees or former employees of the independent auditor.

Financial Reporting Processes and Accounting Policies

12. In consultation with the independent auditors and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external, and the internal control structure, including disclosure controls.

13. Review with management major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

14. Review analyses prepared by management and the independent auditor as noted in item 6 above setting forth financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

15. Review with management the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

16. Review and approve all related party transactions.

17. Establish and maintain procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting, or auditing matters.

18. Establish and maintain procedures for the confidential, anonymous submission by Company employees regarding questionable accounting or auditing matters.

Internal Audit

19. Review and advise on the selection and removal of the internal audit director.

20. Review activities, organizational structure, and qualifications of the internal audit department.

21. Annually review and recommend changes if any to the internal audit charter.

22. Periodically review with the internal audit director any significant difficulties, disagreements with management, or scope restrictions encountered in the course of the department's work.

Ethical Compliance, Legal Compliance, and Risk Management

23. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Ensure that the code is in compliance with all applicable rules and regulations.

24. Review management's monitoring of the Company's compliance with the organization's Ethical Code, and ensure that management has the proper review system in place to ensure that the Company's financial statements, reports and other financial information disseminated to governmental organizations and the public to satisfy legal requirements.

25. Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

26. Review, with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

Other Responsibilities

27. Discuss policies with respect to risk assessment and risk management. Such discussions should include the Company's major financial and accounting risk exposures and the steps management has undertaken to control them.

28. Review with the independent auditors, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

29. Prepare the report that the SEC requires be included in the Company's annual proxy statement.

30. Annually perform a self-assessment relative to the Audit Committee's purpose, duties and responsibilities outlined herein.

31. Perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

APPENDIX B

WILSON GREATBATCH TECHNOLOGIES, INC.
2002 RESTRICTED STOCK PLAN

Wilson Greatbatch Technologies, Inc., a Delaware corporation (the "Company"), hereby establishes an incentive compensation plan to be called the 2002 Wilson Greatbatch Technologies, Inc. Restricted Stock Plan (the "Plan"). The Plan is effective as of November 15, 2002 (the "Effective Date"), which is the date of adoption by the Board of Directors.

SECTION 1

DEFINITIONS

1.1 *Definitions.* Whenever used herein, the masculine pronoun shall be deemed to include the feminine, the singular to include the plural, unless the context clearly indicates otherwise, and the following capitalized words and phrases are used herein with the meaning thereafter ascribed:

(a) *"Award"* means any Restricted Stock granted under the Plan.

(b) *"Award Agreement"* means an agreement between the Company and a Participant or other documentation evidencing an Award.

(c) *"Beneficiary"* The person or persons designated by a Participant to exercise an Award in the event of the Participant's death while employed by the Company, or in the absence of such designation, the executor of the Participant's estate.

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Change in Control"*, unless otherwise defined in an Award Agreement, occurs if (i) any "Person" (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act of 1934), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total combined voting power of all classes of capital stock of the Company normally entitled to vote for the election of directors of the Company; or (ii) the Board of Directors shall approve a sale of all or substantially all of the assets of the Company, in one transaction or a series of related transactions, or (iii) the Board shall approve any merger or consolidation of the Company in which the Stockholders of the Company immediately prior to such transaction own, in the aggregate, less than 50% of the total combined voting power of all classes of capital stock of the surviving entity normally entitled to vote for the election of directors of the surviving entity. For purposes hereof, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(1)(i) (as in effect on the date hereof) pursuant to the Exchange Act.

(f) *"Code"* means the Internal Revenue Code of 1986, as amended.

(g) *"Committee"* means the Compensation and Organization Committee of the Board.

(h) *"Company"* means Wilson Greatbatch Technologies, Inc., a Delaware corporation and its Subsidiaries.

(i) *"Disposition"* means any conveyance, sale, transfer, assignment, pledge or hypothecation, whether outright or as security, inter vivos or testamentary, with or without consideration, voluntary or involuntary.

(j) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(k) *"Fair Market Value"* means, for any particular date, (i) for any period during which the Stock shall be listed for trading on a national securities exchange or the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), the closing price per share of Stock on such exchange or the NASDAQ closing bid price as of the close of such trading day, or (ii) the market price per share of Stock as determined in good faith by the Board in the event (i) above shall not be applicable. If the Fair Market Value is to be determined as of a day when the securities markets are not open, the Fair Market Value on that day shall be the Fair Market Value on the next succeeding day when the markets are open.

(l) *"Participant"* means an individual who receives an Award hereunder.

(m) *"Period of Restriction"* means the period during which the Disposition of Restricted Stock is limited in some way (based on the passage of time, the achievement of performance goals, or upon the occurrence of events as determined by the Committee) or the Stock is subject to a substantial risk of forfeiture.

(n) *"Plan"* means the Wilson Greatbatch Technologies, Inc. 2002 Restricted Stock Plan.

(o) *"Restricted Stock"* means Stock that is subject to restrictions on Disposition and is subject to forfeiture if conditions specified in the Award Agreement applicable to such Stock are not satisfied.

(p) *"Rule 16b-3"* means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, together with any successor rule, as in effect from time to time.

(q) *"Stock"* means the Company's common stock, par value $.001 per share.

(r) *"Termination of Employment"* means the termination of the employee/employer relationship between a Participant and the Company regardless of the fact that severance or similar payments are made to the Participant, for any reason. The Committee shall, in its absolute discretion, determine the effect of all matters and questions relating to Termination of Employment.

(s) *"Vested"* means that an Award is nonforfeitable with regard to a designated number of shares of Stock.

SECTION 2

GENERAL TERMS

2.1 *Purpose of the Plan.*   The Plan is intended to (a) provide an incentive to employees of the Company to stimulate their efforts toward the continued success of the Company and to operate and manage the business in a manner that will provide for the long-term growth and profitability of the Company; (b) encourage stock ownership by employees by providing them with a means to acquire a proprietary interest in the Company by acquiring shares of Stock; (c) provide incentives consistent with the Company's goals that are intended to optimize the profitability and growth of the Company; and (d) provide incentives for excellence in individual performance and to promote teamwork.

2.2 *Stock Subject to the Plan.*   Subject to adjustment in accordance with Section 5.3, 200,000 shares of Stock (the ''Maximum Plan Shares'') are hereby reserved and subject to issuance under the Plan. At no time shall the Company have outstanding Awards in excess of the Maximum Plan Shares. To the extent permitted by law, the shares of Stock attributable to the nonvested or otherwise unsettled portion of any Award that is forfeited, canceled, expires or terminates for any reason without becoming vested or otherwise settled in full shall again be available for purposes of the Plan.

2.3 *Administration of the Plan.*   Subject to any requirements of law and applicable listing requirements of stock exchanges or NASDAQ, the Committee shall administer the Plan. The Committee shall consist of two or more directors of the Company, all of whom shall qualify as non-employee directors within the meaning of Rule 16b-3. To the extent the Board considers it desirable for compensation delivered pursuant to Awards to be eligible to qualify for an exemption from the limit on tax deductibility of compensation under Section 162(m) of the Code, the Committee shall consist of two or more directors of the Company, all of whom shall qualify as outside directors within the meaning of Section 162(m) of the Code. The number and members of the Committee shall from time to time be increased or decreased, and shall be subject to such conditions, in each case as the Board deems appropriate to permit transactions in Stock pursuant to the Plan to satisfy such conditions of Rule 16b-3 or Section 162(m) of the Code as then in effect.

2.4 *Powers of the Committee.* Subject to the express provisions of the Plan, the Committee has full and final authority and sole discretion as follows to:

(a) determine when, and to whom and in what types and amounts Awards should be granted and the terms and conditions applicable to each Award; including, without limitation, the amount, if any, that a Participant shall pay for Restricted Stock, whether and on what terms to permit or require the payment of cash dividends thereon to be deferred, when Restricted Stock shall be forfeited and whether such Stock shall be held in escrow;

(b) construe and interpret the Plan and to make all determinations necessary or advisable for the administration of the Plan;

(c) make, amend, and rescind rules relating to the Plan, including rules with respect to the forfeitability of Awards upon the Termination of Employment of a Participant;

(d) determine the terms and conditions of all Award Agreements and, with the consent of the Participant, to amend any such Award Agreement at any time, among other things, to permit transfers of such Awards to the extent permitted by the Plan, provided that the consent of the Participant shall not be required for any amendment which (A) does not adversely affect the rights of the Participant, or (B) is necessary or advisable (as determined by the Committee) to carry out the purpose of the Award as a result of any new applicable law or change in any existing applicable law;

(e) make such adjustments or modifications to Awards to Participants who are working outside the United States as are advisable to fulfill the purposes of the Plan or to comply with applicable local law, and to authorize foreign Subsidiaries to adopt their own plans;

(f) delegate to any member of the Board or management the power to recommend the grant of Awards from time to time to specified categories of employees or management, provided that no such grants shall be made to individuals who are then subject to Section 16 of the Exchange Act or then a covered employee within the meaning of Section 162(m) of the Code;

(g) delegate to officers, employees or independent contractors of the Company matters involving the routine administration of the Plan and which are not specifically required by any provision of this Plan to be performed by the Committee;

(h) delegate its duties and responsibilities under the Plan with respect to foreign subsidiary plans, except its duties and responsibilities with respect to individuals who are subject to Section 16 of the Exchange Act and (A) the acts of such delegates shall be treated as acts of the Committee and (B) such delegates shall report to the Committee regarding the delegated duties and responsibilities;

(i) take any other action with respect to any matters relating to the Plan which it deems necessary or advisable.

All determinations on any matter relating to the Plan or any Award may be made in the sole and absolute discretion of the Committee, and all such determinations of the Committee shall be final, conclusive and binding on all persons. No member of the Committee shall be liable for any action or determination made with respect to the Plan or any Award.

2.5 *Eligibility and Limits.* Participants in the Plan shall be selected by the Committee. No Participant may be granted Awards that, in the aggregate, will exceed 25,000 shares of Stock in the calendar year of adoption of the Plan by the Board of Directors.

Thereafter, in subsequent calendar years, no participant may be granted Awards that, in the aggregate, will exceed 5,000 shares of stock. No Award may be granted on or after the tenth anniversary of the date the Plan is adopted or the date such Plan is approved by the Company's Stockholders, whichever is earlier.

SECTION 3

Terms of Awards

3.1 *Terms and Conditions of Awards.*

(a) The number of shares of Stock as to which an Award shall be granted shall be determined by the Committee in its sole discretion, subject to the provisions of Sections 2.2 and 2.5 as to the total number of shares available for grants under the Plan.

(b) Each Award shall be evidenced by an Award Agreement in such form as the Committee may determine is appropriate, subject to the provisions of the Plan.

(c) The date an Award is granted shall be the date on which the Committee has approved the terms and conditions of the Award Agreement and has determined the recipient of the Award and the number of shares covered by the Award.

(d) The Committee may provide in any Award Agreement a vesting schedule. The vesting schedule shall specify when such Awards shall become Vested.

(e) Awards shall not be transferable or assignable except by will or by the laws of descent and distribution.

(f) Awards shall include any restrictions required under applicable state and federal securities law.

(g) The stock certificate for any Award shall bear evidence of any restrictions or conditions on such Award.

(h) The Committee may require a cash payment from the Participant in an amount no greater than the aggregate par value of the shares of Restricted Stock awarded determined at the date of grant in exchange for the grant of an Award.

3.2 *Treatment of Awards Upon Termination of Employment.* Any Award under this Plan to a Participant who incurs a Termination of Employment may be canceled or accelerated, as provided in the Award Agreement or, in the absence of such provision, as the Committee may determine.

3.3 *Change in Control.* Except as otherwise provided in an Award Agreement, if a Change in Control occurs, then the Participant's Restricted Stock that was forfeitable shall become Vested.

SECTION 4

Restrictions of Stock

4.1 *Escrow of Shares.* Any certificates representing the shares of Stock issued under the Plan shall be issued in the Participant's name, but, if the Award Agreement so provides, the shares of Stock shall be held by a custodian designated by the Committee (the "Custodian"), which may be a Company employee. Each Award Agreement providing for transfer of shares of Stock to the Custodian shall appoint the Custodian as the attorney-in-fact for the Participant for the term specified in the Award Agreement, with full power and authority in the Participant's name, place and stead to transfer, assign and convey to the Company any shares of Stock held by the Custodian for such Participant, if the Participant forfeits the shares under the terms of the Award Agreement. During the period that the Custodian holds the shares subject to this Section, the Participant shall be entitled to all rights, except as provided in the Award Agreement, applicable to shares of Stock not so held. Any dividends declared on shares of Stock held by the Custodian shall, as the Committee may provide in the Award Agreement, be paid directly to the Participant.

4.2 *Restrictions on Transfer.* Until Vested, a Participant shall not have the right to make or permit to exist any Disposition of the shares of Restricted Stock issued pursuant to the Plan. The Company shall not recognize, or have the duty to recognize, any Disposition not made in accordance with the Plan.

SECTION 5

GENERAL PROVISIONS

5.1 *Withholding of Taxes.* Upon the vesting of any Award, or, if the Participant makes an election under Section 83(b) of the Code, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such shares or the vesting of such Award. A Participant may pay the withholding tax in cash, or, if the Award Agreement provides, a Participant may also elect to have the number of shares of Stock he is to receive reduced by, or with respect to an Award, tender back to the Company, the smallest number of whole shares of Stock which, when multiplied by the Fair Market Value of the shares determined as of the Tax Date (defined below), is sufficient to satisfy federal, state and local, if any, withholding taxes arising from exercise or payment of an Award (a ''Withholding Election''). A Participant may make a Withholding Election only if both of the following conditions are met:

(a) The Withholding Election must be made on or prior to the date on which the amount of tax required to be withheld is determined (the ''Tax Date'') by executing and delivering to the Company a properly completed notice of Withholding Election as prescribed by the Committee; and

(b) Any Withholding Election made will be irrevocable; however, the Committee may in its sole discretion approve and give no effect to the Withholding Election.

5.2 *Notification.* If the Participant, in connection with the grant of Restricted Stock, makes the election permitted under Section 83(b) of the Code to include in such Participant's gross income in the year of transfer the amounts specified in Section 83(b) of the Code, then such Participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service, in addition to filing any notification required to regulations issued under Section 83(b) of the Code. The Committee may, in connection with the grant of an Award or at any time thereafter prior to such election being made, prohibit a Participant from making the election under Section 83(b) of the Code.

5.3 *Changes in Capitalization, Merger, or Liquidation.*

(a) The number of shares of Stock reserved for the grant of Awards and the number of shares of Restricted Stock outstanding shall be proportionately adjusted for any increase or decrease in the number of issued shares of Stock resulting from a subdivision or combination of shares or the payment of a stock dividend in shares of Stock to holders of outstanding shares of Stock or any other increase or decrease in the number of shares of Stock outstanding effected without receipt of consideration by the Company.

(b) In the event of a merger, consolidation or other reorganization of the Company or tender offer for shares of Stock, the Committee may make such adjustments with respect to Awards and take such other action as it deems necessary or appropriate to reflect or in anticipation of such merger, consolidation, reorganization or tender offer, including, without limitation, the substitution of new Awards, the termination or adjustment of outstanding Awards, the acceleration of Awards or the removal of restrictions on outstanding Awards. Any adjustment pursuant to this Section 5.3 may provide, in the Committee's discretion, for the elimination without payment therefor of any fractional shares that might otherwise become subject to any Award.

(c) The existence of the Plan and the Awards granted pursuant to the Plan shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the Company, any issue of debt or equity securities having preferences or priorities as to the Stock or the rights thereof the dissolution or liquidation of the Company, any sale or transfer of all or any part of its business or assets, or any other corporate act or proceeding.

5.4 *Right to Terminate Employment.* Nothing in the Plan or in any Award shall confer upon any Participant the right to continue as an employee or officer of the Company or any of its affiliates or affect the right of the Company or any of its affiliates to terminate the Participant's employment at any time.

5.5 *Restrictions on Delivery and Sale of Shares, Legends.*   Each Award is subject to the condition that if at any time the Committee, in its discretion, shall determine that the listing, registration or qualification of the shares covered by such Award upon any securities exchange or under any state or federal law is necessary or desirable as a condition of or in connection with the granting of such Award or the purchase or delivery of shares thereunder, the delivery of any or all shares pursuant to such Award may be withheld unless and until such listing, registration or qualification shall have been effected. If a registration statement is not in effect under the Securities Act of 1933 or any applicable state securities laws with respect to the shares of Stock purchasable or otherwise deliverable under Awards then outstanding, the Committee may require, as a condition of exercise of any Option or as a condition to any other delivery of Stock pursuant to an Award, that the Participant or other recipient of an Award represent, in writing, that the shares received pursuant to the Award are being acquired for investment and not with a view to distribution and agree that shares will not be disposed of except pursuant to an effective registration statement, unless the Company shall have received an opinion of counsel that such disposition is exempt from such requirement under the Securities Act of 1933 and any applicable state securities laws. The Company may include on certificates representing shares delivered pursuant to an Award such legends referring to the foregoing representations or restrictions or any other applicable restrictions on resale as the Company, in its discretion, shall deem appropriate.

The Company shall pay all issue or transfer taxes with respect to the issuance or transfer of shares of Stock, as well as all fees and expenses necessarily incurred by the Company in connection with such issuance or transfer. All shares of Stock issued as provided herein shall be fully paid and non-assessable to the extent permitted by law.

5.6 *Non-Alienation of Benefits.*   Other than as specifically provided in an Award Agreement, no benefit under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge; and any attempt to do so shall be void. No such benefit shall, prior to receipt by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, engagements or torts of the Participant.

5.7 *Amendment of the Plan.*   The Committee may, from time to time, amend the Plan, provided that no amendment shall be made, without the approval of the stockholders of the Company, that will (i) increase the total number of shares of Stock reserved for Awards under the Plan, other than an increase resulting from an adjustment provided for in Section 5.3, (ii) modify the provisions of the Plan relating to eligibility, or (iii) materially increase the benefits accruing to Participants under the Plan. The rights and obligations under any Award granted before amendment of the Plan shall not be adversely affected by amendment of the Plan or such Award without the consent of the Participant.

5.8 *Termination of the Plan.*   The Board may at any time suspend or terminate the Plan. The Plan, unless sooner terminated by action of the Board, shall terminate at the close of business on the date specified in Section 2.5. Awards may not be granted while the Plan is suspended or after it is terminated. Rights and obligations under any Award granted while the Plan is in effect shall not be altered or impaired by suspension or termination of the Plan, except upon the consent of the person to whom the Award was granted. The power of the Committee to construe and administer any Award granted prior to the termination or suspension of the Plan nevertheless shall continue after such termination or during such suspension.

5.9 *Stockholder Approval.*   The Plan shall become effective at 9:00 a.m., Eastern Standard Time, on the Effective Date, provided the Plan is approved by the stockholders of the Company at an annual meeting or any special meeting of stockholders of the Company within 12 months of the Effective Date, and such approval of stockholders shall be a condition to the right of each eligible employee and consultant to receive any Award under the Plan. Any Award granted under the Plan prior to such approval of stockholders shall be effective as of the date of the grant (unless, with respect to any Award, the Committee specifies otherwise at the time of the grant), but no such Award may be the subject of Disposition prior to such stockholder approval, and if stockholders fail to approve the Plan as specified hereunder, any such Award shall be cancelled.

5.10 *Governing Law.*   The Plan and such Awards as may be granted thereunder and all related matters shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware from time to time obtaining.

5.11 *Partial Invalidity.*   The invalidity or illegality of any provision hereof shall not be deemed to affect the validity of any other provision.

WILSON GREATBATCH TECHNOLOGIES, INC.

9645 WEHRLE DRIVE
CLARENCE, NEW YORK 14031

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE
ANNUAL MEETING OF STOCKHOLDERS ON MAY 9, 2003.

The undersigned hereby appoints Edward F. Voboril and Larry T. DeAngelo, and each of them, proxies with the powers the undersigned would possess if personally present and with full power of substitution, to vote all shares of common stock of the undersigned at the Annual Meeting of Stockholders of Wilson Greatbatch Technologies, Inc. to be held at Samuel's Grande Manor, 8750 Main Street, Williamsville, New York 14221, on May 9, 2003, and at any adjournments, upon matters described in the proxy statement furnished with this proxy card and all other subjects that may properly come before the meeting.

IF NO DIRECTIONS ARE GIVEN, THE INDIVIDUALS DESIGNATED ABOVE WILL VOTE FOR THE NOMINEES FOR DIRECTOR LISTED IN THE PROXY STATEMENT FURNISHED WITH THIS PROXY CARD, FOR APPROVAL OF THE COMPANY'S 2002 RESTRICTED STOCK PLAN AND AT THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

If you have a beneficial interest in shares allocated to your account under the Wilson Greatbatch, Ltd. Equity Plus Plan — Money Purchase Plan or the Wilson Greatbatch, Ltd. Equity Plus Plan — Stock Bonus Plan, then this card also constitutes your voting instructions to the trustees of these Plans. If you do not submit a proxy or otherwise provide voting instructions, or if you do not attend the annual meeting and vote by ballot, the trustees of these Plans will vote the shares in the same manner and in the same proportion as the shares for which voting instructions are received, except that the trustees, in the exercise of their fiduciary duties, may determine that they must vote the shares in some other manner. If you plan to attend the meeting, please check the appropriate box on your proxy card, return the proxy card and refer to the map included below containing directions to Samuel's Grande Manor.

Address Change/Comments (Mark the corresponding box on the reverse side)

FOLD AND DETACH HERE

[MAP TO SAMUEL'S GRANDE MANOR]

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.

Please
Mark Here
for Address
Change or
Comments
SEE REVERSE
SIDE ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1 AND 2

		FOR the nominees listed at right (except as marked to the contrary)	**WITHHOLD AUTHORITY** to vote for the nominees listed at right	
1.	ELECTION OF DIRECTORS (To withhold authority to vote for any individual nominee write his name in the space below):	☐	☐	Nominees: 01 Edward F. Voboril 02 Pamela G. Bailey 03 Robert E. Rich, Jr. 04 Bill R. Sanford 05 Peter H. Soderberg 06 William B. Summers, Jr. 07 Henry Wendt

		FOR	AGAINST	ABSTAIN
2.	APPROVAL OF THE COMPANY'S 2002 RESTRICTED STOCK PLAN	☐	☐	☐

3. In their discretion, upon such other business as may properly come before the Annual Meeting or any adjournments.

I PLAN TO ATTEND ☐
THE ANNUAL MEETING

Signature _____   Signature _____   Date _____

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

FOLD AND DETACH HERE

Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week

Internet and telephone voting is available through 11PM Eastern Time
the business day prior to annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner
as if you marked, signed and returned your proxy card.

Internet **http://www.eproxy.com/gb**		**Telephone** **1-800-435-6710**		**Mail**
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number, located in the box below, to create and submit an electronic ballot.	**OR**	Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given.	**OR**	Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.